                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                           Life Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    53184P101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Thomas F. Gillen
                            c/o RCG Kingston, L.L.C.
                          757 Third Avenue, 27th Floor
                            New York, New York 10017
                                 (212) 845-7990
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 1 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RCG Kingston Fund, Ltd.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              381,100
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                381,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            381,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 2 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RCG Kingston, L.L.C.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              381,100
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                381,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            381,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 3 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kingston Fund, LP

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              381,100
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                381,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            381,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 4 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ramius Capital Group, LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              381,100
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                381,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            381,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 5 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C4S & Co., LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              381,100
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                381,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            381,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 6 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jennings & Gillen

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              381,100
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                381,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            381,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 7 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D.B. Jennings, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              473,400
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                473,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            473,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 8 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donald B. Jennings

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              473,400
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                473,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            473,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 53184P101                                           Page 9 of 17 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Thomas F. Gillen

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              381,100
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                381,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            381,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 53184P101                                          Page 10 of 17 Pages
-------------------                                          -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Partnership For Bank Capital, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- -----------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              92,300
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                92,300
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            92,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This statement amends and supplements the information set forth in the
Schedule 13D filed by RCG Kingston Fund, Ltd. and The Partnership For Bank Capital, L.P. with the Securities and Exchange Commission on August 6, 1999 and constitutes Amendment No. 1 to that Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 is revised and amended in its entirety as set forth below:

     This statement is being filed on behalf of (i) RCG Kingston Fund, Ltd.,
(ii) RCG Kingston, L.L.C., (iii) Kingston Fund, LP, (iv) Ramius Capital Group, LLC, (v) C4S & Co., LLC, (vi) Jennings & Gillen, (vii) D.B. Jennings, Inc.,
(viii) Donald B. Jennings, (ix) Thomas F. Gillen and (x) The Partnership For Bank Capital, L.P. The above entities and individuals are sometimes collectively referred to herein as the "Reporting Persons". RCG Kingston Fund, Ltd., RCG Kingston, L.L.C., Kingston Fund, LP, Ramius Capital Group, LLC, C4S & Co., LLC, Jennings & Gillen, D.B. Jennings, Inc., Donald B. Jennings and Thomas F. Gillen are sometimes collectively referred to herein as the "RCG Kingston Reporting Persons".

     RCG Kingston Fund, Ltd., a Cayman Islands company, is engaged in the business of investment and has its principal business address at c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. Information concerning the identity and background of the directors of RCG Kingston Fund, Ltd. is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

     Pursuant to regulations promulgated under Section 13(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"), the RCG Kingston Reporting Persons other than RCG Kingston Fund, Ltd. may be deemed to be beneficial owners of securities, including the shares of Common Stock, held for the account of RCG Kingston Fund, Ltd., as a result of the relationships between such RCG Kingston Reporting Persons and RCG Kingston Fund, Ltd., as set forth below. The principal business address of all RCG Kingston Reporting Persons other than RCG Kingston Fund, Ltd. is c/o RCG Kingston, L.L.C., 757 Third Avenue, 27th Floor, New York, New York 10017.

     RCG Kingston, L.L.C., a Delaware limited liability company, is the investment advisor to RCG Kingston Fund, Ltd. and the general partner of Kingston Fund, LP.

     Kingston Fund, LP, a Delaware limited partnership, is an investment fund that owns a majority of the outstanding shares of RCG Kingston Fund, Ltd.

     Ramius Capital Group, LLC, a Delaware limited liability company, and Jennings & Gillen, a Delaware general partnership, are the co-managing members of RCG Kingston, L.L.C.


                                 12 of 17 Pages

     C4S & Co., LLC, a Delaware limited liability company, is the managing member of Ramius Capital Group, LLC. Information concerning the identity and background of the managing members of C4S & Co., LLC is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

     D.B. Jennings, Inc., a Delaware corporation, and Thomas F. Gillen, a citizen of the United States, are co-general partners of Jennings & Gillen. Donald B. Jennings, a citizen of the United States, is the president of D.B. Jennings, Inc.

     The Partnership For Bank Capital, L.P., a Delaware limited partnership, is engaged in the business of investment and has its principal business address at 757 Third Avenue, 27th Floor, New York, New York 10017. D.B. Jennings, Inc. and Donald B. Jennings are the general partners of The Partnership For Bank Capital, L.P.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amounts of Funds or Other Consideration.

     Item 3 is revised and amended by inserting the following at the end thereof:

     The Reporting Persons expended an aggregate of approximately $2,360,075 (including brokerage commissions) to purchase the 473,400 shares of Common Stock held by them.

Item 5. Interest in Securities of the Issuer.

     Item 5 is revised and amended in its entirety as set forth below:

     RCG Kingston Fund, Ltd. is the beneficial owner of 381,100 shares of the Issuer's Common Stock (representing 5.8% of the issued and outstanding Common Stock). RCG Kingston Fund, Ltd. has shared voting and dispositive power over such 381,100 shares. RCG Kingston, L.L.C. may be deemed to be the beneficial owner of such 381,100 shares as a result of its acting as investment advisor to RCG Kingston Fund, Ltd. Kingston Fund, LP may be deemed to be the beneficial owner of such 381,100 shares as a result of its being a holder of a majority of the outstanding shares of RCG Kingston Fund, Ltd. Ramius Capital Group, LLC and Jennings & Gillen may be deemed to be the beneficial owner of such 381,100 shares as a result of their being co-managing members of RCG Kingston, L.L.C. C4S & Co., LLC may be deemed to be the beneficial owner of such 381,100 shares as a result of its being the managing member of Ramius Capital Group, LLC. Thomas F. Gillen may be deemed to be


                                 13 of 17 Pages
the beneficial owner of such 381,100 shares as a result of his being a co-general partner of Jennings & Gillen.

     The Partnership For Bank Capital, L.P. is the beneficial owner of 92,300 shares of the Issuer's Common Stock (representing 1.4% of the issued and outstanding Common Stock). The Partnership For Bank Capital, L.P. has shared voting and dispositive power over such 92,300 shares. D.B. Jennings, Inc. may be deemed to be the beneficial owner of 473,400 shares (representing 7.2% of the issued and outstanding Common Stock) as a result of its being a co-general partner of Jennings & Gillen and a co-general partner of The Partnership For Bank Capital, L.P. Donald B. Jennings may be deemed to be the beneficial owner of such 473,400 shares as a result of his being the president of D.B. Jennings, Inc. and a co-general partner of The Partnership For Bank Capital, L.P.

     Each RCG Kingston Reporting Person, except for D.B. Jennings, Inc. and Donald B. Jennings, expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by The Partnership For Bank Capital, L.P.

     The percentages used herein are calculated based upon the 6,613,436 shares of Common Stock stated to be issued and outstanding at November 10, 1999, as reflected in the Issuer's report on Form 10-Q for the quarter ended September 30, 1999.

     To the best knowledge of the Reporting Persons, none of the persons named in Annex A has beneficial ownership of shares of Common Stock.

     The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the last 60 days are set forth in Annex B hereto. All such transactions were over-the-counter purchases.

     No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the shareholders of RCG Kingston Fund, Ltd. have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts.

Item 7. Material to be Filed as Exhibits.

A. Joint Filing Agreement, dated as of January __, 2000, among RCG Kingston Fund, Ltd., RCG Kingston, L.L.C., Kingston Fund, LP, Ramius Capital Group, LLC, C4S & Co., LLC, Jennings & Gillen, D.B. Jennings, Inc., Donald B. Jennings, Thomas F. Gillen and The Partnership For Bank Capital, L.P.


                                 14 of 17 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2000

                                   RCG KINGSTON FUND, LTD.

                                       By: RCG Kingston, L.L.C., its investment
                                           advisor

                                           By: Jennings & Gillen, its
                                               co-managing member


                                           By: /s/ Thomas F. Gillen
                                               ------------------------------
                                           Name:  Thomas F. Gillen
                                           Title: General Partner


                                   RCG KINGSTON, L.L.C.

                                       By: Jennings & Gillen, its co-managing
                                           member


                                       By: /s/ Thomas F. Gillen
                                           ------------------------------
                                       Name:  Thomas F. Gillen
                                       Title: General Partner


                                   KINGSTON FUND, LP

                                       By: RCG Kingston, L.L.C., its general
                                           partner

                                           By: Jennings & Gillen, it
                                               co-managing member


                                           By: /s/ Thomas F. Gillen
                                               ------------------------------
                                           Name:  Thomas F. Gillen
                                           Title: General Partner


                                 15 of 17 Pages

                                   RAMIUS CAPITAL GROUP, LLC

                                       By: C4S & Co., LLC


                                       By: /s/ Peter A. Cohen
                                           ------------------------------
                                       Name:  Peter A. Cohen
                                       Title: Co-Managing Member


                                   C4S & CO., LLC


                                   By: /s/ Peter A. Cohen
                                       ------------------------------
                                   Name:  Peter A. Cohen
                                   Title: Co-Managing Member


                                   JENNINGS & GILLEN


                                   By: /s/ Thomas F. Gillen
                                       ------------------------------
                                   Name:  Thomas F. Gillen
                                   Title: Co-General Partner


                                   D.B. JENNINGS, INC.


                                   By: /s/ Donald B. Jennings
                                       ------------------------------
                                   Name:  Donald B. Jennings
                                   Title: President


                                   /s/ Donald B. Jennings
                                   ------------------------------
                                   Donald B. Jennings


                                   /s/ Thomas F. Gillen
                                   ------------------------------
                                   Thomas F. Gillen


                                 16 of 17 Pages

                                   THE PARTNERSHIP FOR BANK CAPITAL, L.P.

                                       By: D.B. Jennings, Inc., a general
                                           partner


                                       By: /s/ Donald B. Jennings
                                           ------------------------------
                                       Name:  Donald B. Jennings
                                       Title: President


                                 17 of 17 Pages

                                INDEX OF EXHIBITS

Exhibit        Description
-------        -----------

A Joint Filing Agreement, dated as of January 6, 2000, among RCG Kingston Fund, Ltd., RCG Kingston, L.L.C., Kingston Fund, LP, Ramius Capital Group, LLC, C4S & Co., LLC, Jennings & Gillen, D.B. Jennings, Inc., Donald B. Jennings, Thomas F. Gillen and The Partnership For Bank Capital, L.P.

                                                                         ANNEX A


     The following is a list of persons who serve as managing members of C4S & Co., LLC.:

     Peter A. Cohen
     Morgan B. Stark
     Thomas W. Strauss

     All of the above-listed individuals are United States citizens whose principal occupation is acting as managing members of C4S & Co., LLC.

     The following is a list of persons who serve as directors of RCG Kingston Fund, Ltd.:

     CFS Company, Ltd.
     CTC Corporation, Ltd.
     CDS Corporation, Ltd.
     Thomas F. Gillen

     CFS Company, Ltd., CTC Corporation, Ltd. and CDS Corporation, Ltd. are all Cayman Islands companies and are affiliates of Citco Fund Services, Ltd., RCG Kingston Fund, Ltd.'s administrator in the Cayman Islands. Thomas F. Gillen is a United States citizen whose principal occupation is acting as general partner of Jennings & Gillen.

     None of the above-listed persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The above-listed persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                         ANNEX B


                                           Date                  Shares Purchased     Price Per Share
                                           ----                  ----------------     ---------------
RCG Kingston Fund, Ltd.                    December 28, 1999     12,400               $3.08

The Partnership For Bank Capital, L.P.     December 28, 1999      2,000               $3.06

RCG Kingston Fund, Ltd.                    December 31, 1999     42,800               $3.82

The Partnership For Bank Capital, L.P.     January 4, 2000        7,000               $3.78